Filed pursuant to Rule 253(g)(2)

File No. 024-12562

SUPPLMENT DATED JUNE 13, 2025

GLOBAL HEALTH SOLUTIONS, INC. , dba Turn Therapeutics

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the offering statement on Form 1-A filed by Global Health Solutions, Inc. (the “Company”) and amendments and supplements thereto. The offering statement was qualified by the U.S. Securities and Exchange Commission on March 31, 2025. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available here.

The purpose of this supplement is to announce the following change to the offering statement and any supplements, effective immediately:

Offering Termination Date

The purpose of this supplement is to announce that the Regulation A offering conducted by the Company will terminate on June 27, 2025 (the "Termination Date”). No further subscriptions will be accepted after 11:59 pm PT on June 27, 2025. Subscriptions in the offering will be accepted up to that time and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.